Exhibit 99.3
PRESS RELEASE
Hydrogenics Reports Third Quarter 2008 Results
Higher revenues and reduced loss from operations coupled with strong interest in backup power and renewable energy storage applications
Highlights
•	Revenues up 53% and 59% for the third quarter and year to date, respectively, representing six consecutive quarters of revenue growth, excluding Test Systems business unit.
•	EBITDA loss of $3.4 million for the third quarter, representing three consecutive quarters of reduced EBITDA losses, excluding Test Systems business unit.
•	OnSite Generation business delivers increased profitability in the third quarter of 2008.
•	Cash operating costs down 35% and 27% for the third quarter and year to date, respectively, excluding Test Systems business unit.
•	Realized a 66% decrease in cash utilization for the nine months ended September 30, 2008 compared to the corresponding period of 2007.
Mississauga, Ontario. November 5, 2008 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, is reporting third quarter and nine-month unaudited results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“Our quarterly results show sustained improvement with over 50% revenue growth and 35% reduced cash operating costs. We continue to be encouraged with the growing interest in renewable energy and industrial electrolysis sales. Support for our proprietary fuel cell applications continues with our OEM partners including a new manufacturing supply agreement signed during the quarter with APC,” said Daryl Wilson, President and Chief Executive Officer.
The improved overall financial results are the result of numerous improvement initiatives throughout the company supported by all of our employees, including:
•	The quality and reliability of our products and the focused efforts of our sales staff are resulting in more orders and repeat orders from customers.
•	Our product lines have been narrowed, standardized and cost reduced.

•	Operating efficiencies and overall productivity is up substantially such that we are delivering 50% more revenue with 35% less people.
•	Value engineering efforts are paying off with reduced material costs. Technology innovation is supporting ongoing cost reduction.
•	Our existing facilities have accommodated the growth without any increase in fixed costs and we have identified ways to continue to sustain substantial growth without adding cost.
•	As an organization, we are setting and meeting challenging targets. We are carefully managing our cash resources and level of expenditures to pace opportunities.
The following table provides a breakdown of our revenues for the reported periods (in thousands of dollars):

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

OnSite Generation	$9,224	$6,162	$23,134	$13,304
Power Systems	1,760	1,010	4,862	4,286

	10,984	7,172	27,996	17,590
Test Systems	—	3,452	2,489	9,349

	$10,984	$10,624	$30,485	$26,939

In November 2007, we took the decision to begin winding up our test systems business.
Results for the third quarter of 2008 compared to the third quarter of 2007
Revenues were $11.0 million for the third quarter of 2008, a 53% increase from the comparable period of 2007, exclusive of Test Systems revenues. This improvement is the result of increased OnSite Generation revenue of $3.1 million resulting from increased revenues from industrial hydrogen markets augmented by additional revenues from fueling and renewable energy applications transportation. This improvement is also the result of increased Power Systems revenues of $0.8 million from early adopting commercial markets including fuel cell hybrid buses, DC backup power markets, light mobility markets.
Gross profit, expressed as a percentage of revenues, was 14% (10% in 2007) and primarily reflects increased gross profit generated by our OnSite Generation business unit resulting from operational improvements including standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative, and research and product development expenses less stock-based compensation expense and compensation expenses indexed to our share price, were $5.2 million, a 35% decrease from $8.0 million in 2007 primarily attributed to streamlining efforts undertaken during 2007.
Net loss was $3.7 million for the third quarter of 2008, a decrease of 42% from $6.5 million in 2007.

Results for the third quarter of 2008 compared to the second quarter of 2008
Revenues were $11.0 million for the third quarter of 2008, a 26% increase in revenues over the second quarter of 2008, exclusive of Test Systems revenues.
Gross profit, expressed as a percentage of revenues, was 14%, compared to 22%, due to a higher proportion of revenues from early adopting commercial market applications such as fuel cell hybrid buses, backup power and light mobility markets, which generally have lower margins as we aim to replace incumbent technologies in these markets.
Cash operating costs were $5.2 million, a decrease of 12% from $5.9 million in the second quarter of 2008.
Net loss was $3.7 million for the third quarter of 2008, a decrease of 14% from $4.3 million in the second quarter of 2008.
Results for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007
Revenues were $30.5 million for the nine months ended September 30, 2008, a 59% increase from revenues for the comparable period of 2007, exclusive of Test Systems revenues. This increase is attributable to increased revenues of $9.8 million and $0.6 million in our OnSite Generation and Power Systems business units, respectively.
Gross profit, expressed as a percentage of revenues, was 17.5% (11.0% in 2007) and primarily reflects increased gross profits generated by our OnSite Generation business unit resulting from operational improvements noted above.
Cash operating costs, were $17.2 million, a 27% decrease from $23.4 million in 2007 primarily attributed to the absence of a $2.1 million streamlining charge taken in the first quarter of 2007 and an overall reduced cost structure.
Net loss was $12.4 million for the nine months ended September 30, 2008, a decrease of 33% from $18.6 million in 2007.
Liquidity
Cash and cash equivalents, restricted cash and short-term investments were $23.3 million as at September 30, 2008. The $6.5 million sequential quarterly decrease in cash and cash equivalents, restricted cash and short-term investments is attributable to $6.8 million of net cash outflows from operations, partially offset by: (i) $0.2 million in decreased deferred research and product development grants; and (ii) $0.1 million received on the exercise of stock options.
The $6.8 million in net cash outflows from operations during the three months ended September 30, 2008 is the combination of (i) a $3.5 million loss excluding non-cash items and (ii) a $3.8 million increase in non-cash working capital. This increase is primarily the result of the partial delivery of one substantial order for which a $4.2 million prepayment was received during the first quarter of 2008.

Order backlog
Order backlog as at September 30, 2008 was $26.2 million, as follows (in $ millions):

	June 30			Sept. 30
	2008	Orders	Orders	2008
	Backlog	Received	Delivered	Backlog

OnSite Generation	$20.6	$7.1	$9.2	$18.5
Power Systems	8.1	1.3	1.8	7.7

Total	$28.7	$8.4	$11.0	$26.2

In addition to revenues recognized in the nine months ended September 30, 2008, we expect to deliver, and recognize as revenue in the fourth quarter of 2008 more than 40% of our total order backlog as at September 30, 2008.
Third Quarter Highlights
•	Delivered nine hydrogen generation units for industrial applications as well as two units for fueling and renewable hydrogen applications.
•	In our OnSite Generation group, we secured $7.1 million of new orders and exited the quarter with an $18.5 million order backlog. New orders include a hydrogen electrolyzer for a hydrogen bus refueling station in the City of Barth, Germany, and units for industrial applications, including glass manufacturing, metallurgy and power generator cooling for customers in Eastern Europe, India and South America.
•	In Power Systems group, we secured $1.3 million of new orders and exited the quarter with a $7.7 million order backlog.
•	New orders include an award to deliver a fuel cell midibus for deployment in Europe as well as a fuel cell for a marine application.
Conference Call Details
Hydrogenics will hold a conference call to review results on November 5, 2008 at 10:30 a.m. (ET). To participate in this conference call, please dial 416-340-8010 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the Corporation’s website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.

ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.
This release contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, operating results, revenue growth, industry, technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$17,899	$15,460
Restricted cash	5,363	—
Short-term investments	—	15,032
Accounts receivable	7,510	12,713
Grants receivable	990	850
Inventories	9,314	12,659
Prepaid expenses	869	1,105

	41,945	57,819

Property, plant and equipment	4,034	4,847
Intangible assets	61	249
Goodwill	5,025	5,025

	$51,065	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$17,882	$18,166
Unearned revenue	5,149	9,042

	23,031	27,208

Long-term debt	—	11
Deferred research and development grants	97	337

	23,128	27,556

Shareholders’ Equity
Share capital	307,000	306,872
Contributed surplus	16,173	15,606
Deficit	(289,470)	(277,101)
Accumulated other comprehensive loss	(5,766)	(4,993)

Total deficit and accumulated other comprehensive loss	(295,236)	(282,094)

	27,937	40,384

	$51,065	$67,940

Hydrogenics Corporation
Interim Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

					Accumulated other	Total
	Common shares		Contributed		comprehensive	shareholders'
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(18,571)		(18,571)
Foreign currency translation adjustments	—	—	—		221	221

Comprehensive loss						(18,350)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,266	—	—	1,266

Balance at Sept. 30, 2007	91,765,691	306,872	15,319	(267,604)	(5,083)	49,504

Net loss for the period	—	—	—	(9,497)		(9,497)
Foreign currency translation adjustments	—	—	—	—	90	90

Comprehensive loss	—	—	—	—	—	(9,407)

Shares issued:
Stock-based compensation expense	—	—	287	—	—	287

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(12,369)	—	(12,369)
Foreign currency translation adjustments	—	—	—	—	(773)	(773)

Comprehensive loss						(13,142)

Shares issued:
Issuance of common shares on exercise of options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	567		—	567

Balance at Sept. 30, 2008	92,405,666	$307,000	$16,173	$(289,470)	$(5,766)	$27,937

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2008	2007	2008	2007

Revenues	$10,984	$10,624	$30,485	$26,939

Cost of revenues	9,496	9,544	25,159	23,980

	1,488	1,080	5,326	2,959

Operating expenses
Selling, general and administrative	2,819	5,197	12,191	17,091
Research and product development	2,115	3,054	5,555	7,606
Amortization of property, plant and equipment	179	230	700	677
Amortization of intangible assets	63	63	188	188

	5,176	8,544	18,634	25,562

Loss from operations	(3,688)	(7,464)	(13,308)	(22,603)

Other income (expenses)
Provincial capital tax	—	(174)	170	(248)
Interest	158	462	772	1,920
Foreign currency gains (losses)	(77)	704	117	2,373

	81	992	1,059	4,045

Loss before income taxes	(3,607)	(6,472)	(12,249)	(18,558)
Current income tax expense	121	6	120	13

Net loss for the period	$(3,728)	$(6,478)	$(12,369)	$(18,571)

Net loss per share
Basic and diluted	$(0.04)	$(0.07)	$(0.13)	$(0.20)

Weighted average number of common shares outstanding	92,378,737	91,765,691	91,971,529	91,808,770

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2008	2007	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,728)	$(6,478)	$(12,369)	$(18,571)
Items not affecting cash
Amortization of property, plant and equipment	179	407	700	1,208
Amortization of intangible assets	63	63	188	188
Unrealized foreign exchange losses(gains)	(215)	193	101	274
Stock-based compensation	156	370	567	1,266
Net change in non-cash working capital	(3,228)	(180)	3,935	(5,660)

	(6,773)	(5,625)	(6,878)	(21,295)

Investing activities
Decrease (increase) in short-term investments	—	(14,829)	15,032	39,521
Decrease (increase) in restricted cash	631	—	(5,363)	—
Purchase of property, plant and equipment	(5)	(378)	(330)	(885)

	626	(15,207)	9,339	38,636

Financing activities
Repayment of long-term debt	—	—	(11)	(94)
Deferred research and development grant	155	60	(139)	70
Common shares issued (purchased and cancelled), net of issuance costs	128	—	128	(169)

	283	60	(22)	(193)

Increase (decrease) in cash and cash equivalents during the period	(5,864)	(20,772)	2,439	17,148
Cash and cash equivalents — Beginning of period	23,763	43,857	15,460	5,937

Cash and cash equivalents — End of period	$17,899	$23,085	$17,899	$23,085

Supplemental disclosure
Interest paid	$1	$9	$13	$17
Income taxes paid (recovered)	30	(9)	(35)	4